SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT investment in iflix converted into shares.”

Exhibit 1

March 10, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT investment in iflix converted into shares.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 10, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT investment in iflix converted into shares.”

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,817 As of February 29, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	816-8553

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 10, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT investment in iflix converted into shares.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan—

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

March 10, 2016

Press Release
[graphic]

PLDT investment in iflix converted into shares

MANILA, Philippines, Month 11, 2016 – Leading telecoms and digital services provider PLDT disclosed today that its USD15 million investment in iflix has been converted from convertible notes into ordinary shares of stock after Southeast Asia’s leading internet TV service provider completed this week a new round of funding led by Sky PLC, Europe’s leading entertainment company and the Indonesian company Emtek Group, through its subsidiary PT Surya Citra Media Tbk (SCMA)

PLDT’s shares account for 7.5% of the total equity stock of iflix which had a post money valuation of USD450 million following the investment of Sky Plc amounting to USD45 million and the additional investment by SCMA.

Under the terms of its initial investment in iflix in April 2015, whereby PLDT subscribed for non-redeemable convertible notes, the new round of funding triggers the automatic conversion of the Company’s convertible notes into ordinary shares and the termination of the Convertible Note Agreement.

The fresh funds raised by iflix will be used to accelerate its growth in Malaysia, Thailand and the Philippines, as well as for expansion into new markets.  As of end-2015, the internet TV service had a total of over a million subscribers, the majority of which are in the Philippines.

In a statement, Sky PLC said that, apart from investing in iflix, the two parties will hold further discussions to identify areas of future collaboration in the high-growth emerging markets in which iflix operates.

Listed on the London Stock Exchange, Sky plc is Europe’s largest media company.  It operates a satellite broadcasting service and an on-demand internet video streaming service as well as broadband and telephone services.  Europe’s leading investor in telelvision content, Sky serves 21 million customers in 5 European countries – UK, Ireland, Germany, Australia and Italy.

PLDT has partnered with iflix to offer to subscribers of its DSL and fiber-to-the-home services and to mobile subscribers of its wireless brands Smart and Sun the largest library of top U.S., Asian and local TV shows and films available in the region at very affordable prices.

“This new round of funding validates our investment in iflix last year.  It enables the company to further strengthen its leadership position and improve its Internet TV services to the benefit of subscribers, particularly those of PLDT and Smart,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO.

A copy of the iflix Press Statement is attached for additonal reference.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

FOR IMMEDIATE RELEASE

IFLIX WELCOMES NEW INVESTORS — SKY PLC AND EMTEK GROUP

KUALA LUMPUR, 9 March 2016 – iflix, Southeast Asia’s leading Internet TV service, offering subscribers unlimited access to tens of thousands of hours of entertainment for a low monthly price, today announced the completion of a large new round of funding, led by Sky PLC, Europe’s leading entertainment company. Indonesian company Emtek Group, through its subsidiary Surya Citra Media, one of Indonesia’s leading television and content companies, also participated in the round.

The funds will help accelerate the company’s growth in Malaysia, Thailand and the Philippines, and will be used for expansion into new markets on the back of strong demand for the service.

iflix co-founder and Group CEO, Mark Britt said: “We are thrilled to welcome Sky to the iflix family. As pioneers of the global broadcasting industry and true leaders in television and media, they share our passion for delivering market-leading content and services through innovation. We are also pleased that Sky will further their commitment by appointing a Director to the board of iflix.”

Britt continued, “In response to both the rapid growth and customer adoption in our existing markets and strong demand from new markets, we have decided to accelerate our expansion plans for the business sooner than expected. The investment will support our continuing commitment to providing our members with the best in entertainment.”

Andrew Griffith, Group Chief Financial Officer, Sky commented: “iflix has quickly established itself as Southeast Asia’s most exciting and fastest-growing streaming TV service.  There are lots of opportunities for Sky and iflix to work together and share expertise as both companies continue to expand.  We are really looking forward to supporting Mark and his team deliver their ambitious plans.”

Now available in Malaysia, Thailand and the Philippines, iflix will continue to roll out its world-class service to additional key Southeast Asian markets in the coming months. With over 1 million members in the region, iflix offers consumers the largest library of top Hollywood, Asian regional, and local TV shows and movies available in Southeast Asia.  Each subscription allows users to access the service on up to five devices, including phones, laptops, tablets, and television sets, for viewing wherever, whenever. iflix subscribers can also download TV shows and movies from iflix’s extensive library for offline viewing. The service is priced at only RM8 per month in Malaysia for unlimited access with no ads!

For new subscribers, iflix offers a complimentary 30-day trial with full access to its world-class service, features and content, with no credit card or payment details required. Go to www.iflix.com to register.

###

ABOUT IFLIX
iflix is Southeast Asia’s leading Internet TV service, offering users unlimited access to tens of thousands of hours of top TV shows and movies from all over the world. With a huge selection of your favorite comedies, drama, K-drama, cartoons plus movies from Hollywood, The UK, Asia and more, iflix places the entertainment you want at your fingertips. For one low monthly fee, iflix subscribers can watch on their mobile phone, laptop, tablet, TV... wherever, whenever.

Let’s play.

ABOUT SKY
Sky is Europe’s leading entertainment company, serving 21 million customers across five countries: UK, Ireland, Germany, Austria and Italy. We offer the best and broadest range of content, deliver market-leading customer service and use innovative new technology to give customers a better TV experience, whenever and wherever they choose.

Sky has annual revenues of over £11 billion and is Europe’s leading investor in television content with a combined programming budget of £4.9 billion. The group employs 30,000 people and is listed on the London Stock Exchange (SKY).

For more information visit www.sky.com/corporate

For media enquiries, please contact:

Peggy Lee
Head of PR & Communications
peggy@iflix.com
+60 122 178 345

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 10, 2016